2-28-02

1108521
0-30596

02024809

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

For the month of February, 2002

TELESIS NORTH COMMUNICATIONS INC.
(formerly, WEST OAK RESOURCE CORP.)
(SEC File No. 0-30596)

35 The Links Rd, Suite 210
Toronto, ON M2P 1T7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x__

Press Release
CDNX: TNC
OTCBB: TNCVF **For Immediate Release**

Telesis Announces Granting of Options

TORONTO, ONTARIO, CANADA – February 5, 2002 – Telesis (CDNX:TNC, OTCBB:TNCVF) has, effective as of February 4, 2002, granted incentive stock options to purchase 20,000 common shares without par value in the capital of the Company to an employee of the Company who is neither a director nor officer. The incentive stock options will be exercisable for a period of 5 years expiring on February 4, 2007, at a price of $0.29 per common share. The Options will vest, as to one third on February 4, 2003, with the balance vesting monthly over the following 24 months until fully vested, or will vest immediately in the event of a change of control of the Company or (at the discretion of the Board of Directors) takeover bid. The granting of the foregoing incentive stock options is subject to acceptance by the Canadian Venture Exchange Inc.

About Telesis
Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX:TNC, OTCBB:TNCVF) develops and markets connectivity software that significantly improves the speed and reliability of data transfer over wireless and landline networks. The Company's flagship product, OnAir MOBILE™, allows Microsoft Outlook/Exchange users to connect to their corporate messaging system via cellular, packet-radio, satellite, PSTN dial-up, and leased lines. The Company also offers OnAir SDK™, a software development kit for developers who want to make their existing applications wireless and INTERSITE™, a high-speed connector for the transfer of mail and directory information between Exchange servers. Telesis is headquartered in Toronto, Canada. The Telesis website can be found at www.telesis.ca.

For more information contact investor relations at +1-416-323-3888 or 1-866-578-8935 (toll free within North America) or by email to investor@telesis.ca

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Telesis

Press Release

TELESIS RETAINS CORDOVA PACIFIC TO HEAD INVESTOR RELATIONS

Addition of Telecom Industry Veterans Bolsters Expertise

TORONTO, ONTARIO, CANADA — February 12, 2002 — Telesis (CDNX: TNC; OTCBB: TNCVF), a developer and marketer of connectivity software, announced today that Cordova Pacific Capital Inc. has been retained to provide the company with a full range of investor relations services.

Cordova Pacific Capital is a full service investor relations and marketing firm servicing emerging growth companies in the high technology industry. Before forming Cordova Pacific in 1999, Ted Moorhouse, Cordova Pacific's President, had an accomplished sales and marketing career with Nortel Networks and Oracle Corporation, and over five years in venture capital and investor relations. Mr. Moorhouse will apply to Telesis his domestic and international experience in the computer software, application solutions and telecommunications industries. In addition, Mr. Moorhouse has agreed to join Telesis' senior management as Vice President, Corporate Communications, effective immediately. Telesis has granted Mr. Moorhouse an incentive stock option to purchase an aggregate of 250,000 common shares of the Company exercisable, at a price of $0.38 per common share, for a period of 5 years expiring on February 12, 2007. The options will vest, as to one third, on August 12, 2002, with the balance vesting monthly over the following 24 months until fully vested, or will vest immediately in the event of a change of control of the Company or (at the discretion of the Board of Directors) takeover bid. The granting of the foregoing incentive stock option is subject to acceptance by the Canadian Venture Exchange Inc.

Mr. Derek Woods, Chief Executive Officer of Telesis, commented, "We are pleased to have retained Cordova Pacific as our investor relations advisors. Ted Moorhouse and his associates have an excellent track record in identifying exceptional companies with significant long-term growth prospects, then assisting them to enhance their visibility in the investment community."

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX:TNC, OTCBB:TNCVF) develops and markets connectivity software that significantly improves the speed and reliability of data transfer over wireless and landline networks. The Company's flagship product, OnAir MOBILE™, allows Microsoft Outlook/Exchange users to connect to their corporate messaging system via cellular, packet-radio, satellite, PSTN dial-up, and leased lines. The Company also offers OnAir SDK™, a software development kit for developers who want to make their existing applications wireless and INTERSITE™, a high-speed connector for the transfer of mail and directory information between Exchange servers. Telesis is headquartered in Toronto, Canada. The Telesis website can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse, Vice President, Corporate Communications
Tel. 1.866.578.8935 or +1.604.639.3180 E-mail: investor@telesis.ca
Fax. +1.604.688.1320 Web Site: www.telesis.ca/s/Investors.asp

Telesis

Press Release

TELESIS LICENSES DATA ACCELERATION SOFTWARE TO SPRINT PCS

TORONTO, ONTARIO, CANADA – February 21, 2002 – Telesis (CDNX: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, has licensed OnAir MOBILE™ to Sprint PCS for use by its business sales force.

OnAir MOBILE is communications middleware for Microsoft Outlook/Exchange that improves the speed and reliability of data transfer over both wireless and wireline networks. This is achieved through a unique combination of filtering, data reduction, compression, and PCS-specific network optimization.

With OnAir MOBILE, Sprint PCS sales people will be able to use their existing mobile phone (or wireless modem card) and laptop to remotely manage and exchange meeting requests, emails, and file attachments at effective connection speeds that are up to ten times faster than previously experienced.

About Telesis
Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX:TNC, OTCBB:TNCVF) develops and markets connectivity software that significantly improves the speed and reliability of data transfer over wireless and landline networks. The Company's flagship product, OnAir MOBILE™, allows Microsoft Outlook/Exchange users to connect to their corporate messaging system via cellular, packet-radio, satellite, PSTN dial-up, and leased lines. The Company also offers OnAir SDK™, a software development kit for developers who want to make their existing applications wireless and INTERSITE™, a high-speed connector for the transfer of mail and directory information between Exchange servers. Telesis is headquartered in Toronto, Canada. The Telesis website can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse
Vice President, Corporate Communications
Tel. 1.866.578.8935 or +1.604.639.3180 E-mail: investor@telesis.ca
Fax. +1.604.688.1320 Web Site: www.telesis.ca/s/Investors.asp

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates. The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: __X__ Schedule A

___ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	**Telesis North Communications Inc.**
ISSUER ADDRESS	35 The Links Road, Suite 210, Toronto, Ontario M2P 1T7
ISSUER WEBSITE	http://www.telesis.ca
ISSUER TELEPHONE NUMBER	(416) 229-9666
CONTACT PERSON	Adrian Stimpson
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(416) 229-9666
FOR QUARTER ENDED	November 30, 2001
DATE OF REPORT	January 25, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Adrian Stimpson	"Adrian Stimpson"	02/01/25
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Elizabeth Forester	"Elizabeth Forester"	02/01/25
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ Schedule A

_X_ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	**Telesis North Communications Inc.**
ISSUER ADDRESS	35 The Links Road Suite 210, Toronto, Ontario M2P 1T7
ISSUER TELEPHONE NUMBER	(416) 229-9666
CONTACT PERSON	Adrian Stimpson
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(416) 229-9666
FOR QUARTER ENDED	November 30, 2001
DATE OF REPORT	January 25, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Adrian Stimpson	"Adrian Stimpson"	02/01/25
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Elizabeth Forester	"Elizabeth Forester"	02/01/25
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

FOR THE Third Quarter ENDED November 30, 2001

SCHEDULE "A"

1. Please refer to the unaudited financial statements for the third quarter ended November 30, 2001.

SCHEDULE "B"

1. Analysis of Expenses and Deferred Costs

Provided in Schedules A & C.

2. Related Party Transactions

On September 5, 2001, companies controlled by Elizabeth Forester, Vice-President and Director, and John D. Smith, Vice-President and Director, each privately sold 190,000 common shares in the Company for $0.01 per share.

On October 1, 2001, companies controlled by Elizabeth Forester, Vice-President and Director, and John D. Smith, Vice-President and Director, each voluntarily agreed to the cancellation of 2,772,476, for an aggregate cancellation of 5,544,952 shares. The shares were originally issued to Forester & Smith in connection with the reverse takeover of Telesis North Inc. that was completed on February 28, 2001. The share cancellation was done to improve the capital structure of the Company to make it more attractive to prospective investees.

On November 19, 2001, Telesis completed a private placement. As part of this placement, F. Derek Woods, CEO & Director, and Alfred Mamlet, Chairman, each invested $100,000 into the Company. Woods and Mamlet each received 250,000 shares in Telesis and a 250,000 share purchase warrants entitling the holder to one common share at a price of $0.50 if exercised on or before October 1, 2003.

3. Summary of Securities Issued and Options Granted During the Period

(a) Securities Issued During The Third Quarter

1,740,000 common shares pursuant to a private placement which closed November 19, 2001

(b) Options Granted During The Third Quarter

Date of Grant	Optionee	Relationship to Company	No. of Options	Exercise Price
September 1, 2001	Darion Jones	Employee	20,004	$0.38
September 1, 2001	Adriana Pravet	Employee	40,008	$0.38
September 1, 2001	Jochen Alleyne	Employee	30,000	$0.38
October 2, 2001	Derek Woods	CEO	750,000	$0.38
October 2, 2001	Alfred Mamlet	Chairman	500,000	$0.38
October 2, 2001	Adrian Stimpson	President, Director	125,000	$0.38
October 2, 2001	John D. Smith	VP, Director	125,000	$0.38
October 2, 2001	Elizabeth Forester	VP, Director	125,000	$0.38
October 2, 2001	John Ciardullo	Director	500,000	$0.38
November 26, 2001	Stephen Shaver,	Director	50,000	$0.38

During the quarter, 2,038,979 options previously granted to certain directors, officers, employees, or consultants were repriced from an exercise price of $3.00 to $0.38.

4. Summary Of Securities As At The End Of The Reporting Period

(a) Share Capital

Class	Par Value	Authorized	Number Issued
Common Shares	N.P.V.	100,000,000	31,471,385

(b) Options, Warrants And Convertible Securities Outstanding

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options			
Insiders	1,625,000	$0.38	February 28, 2006
Insiders	225,000	$0.72	July 6, 2006
Insiders	2,125,000	$0.38	October 2, 2006
Insider	50,000	$0.38	November 26, 2006
Non-insiders	413,979	$0.38	February 28, 2006
Non-insiders	200,000	$0.72	July 6, 2006
Non-insiders	90,012	$0.38	September 1, 2006
Warrants	112,000	$0.60	February 28, 2002
Warrants	877,500	$1.10	April 10, 2002
Warrants	50,000	$3.00	February 28, 2003
Warrants	1,740,000	$0.50	October 2, 2003
CONVERTIBLE SECURITIES			
Common Shares	None		
Warrants	None		
Agent's Special Warrants	None		

(c) Shares In Escrow Or Subject To Pooling Agreements

	Number of Shares
Escrowed	16,049,289
Pooling Agreements	None

5. Directors And Officers Of The Company As At The Date This Report Is Signed And Filed

Name of Director
Adrian Stimpson
Elizabeth Forester
John D. Smith
Alfred Mamlet
Stephen Shaver
John Ciardullo
F. Derek Woods

Name of Officer	Office Held
F. Derek Woods	Chief Executive Officer
Adrian Stimpson	President
Taissa Romain	Secretary
Elizabeth M. Forester	Vice-president, Sales and Marketing
John D. Smith	Chief Technology Officer
Flora Wood	Vice-president, Corporate Communications
Alfred Mamlet	Chairman

Consolidated Financial Statements (Unaudited) of

TELESIS NORTH COMMUNICATIONS INC.

Three and Nine months ended November 30, 2001

TELESIS NORTH COMMUNICATIONS INC.

Consolidated Balance Sheets

November 30, 2001 and February 28, 2001

	November 30, 2001	February 28, 2001
	(Unaudited)	(audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 318,167	$ 870,020
Amounts receivable	12,000	176,086
Employee advances	9,726	-
Investment tax credits	412,563	202,165
Prepaid expenses	16,020	1,444
	768,476	1,249,715
Capital assets	52,559	47,145
	$ 821,035	$ 1,296,860
Liabilities and Shareholders' Equity (Deficiency):		
Current liabilities:		
Accounts payable and accrued liabilities	$ 634,413	$ 879,123
Current portion of bank loan (note 2)	48,000	48,000
Deferred revenue	44,131	29,812
	726,544	956,935
Bank loan (note 2)	92,543	116,543
	819,087	1,073,478
Shareholders' equity (deficiency):		
Shares to be issued (note 3)	-	375,000
Capital stock (note 4)	3,626,985	2,057,528
Deficit	(3,625,037)	(2,209,146)
	1,948	223,382
Future operations (note 1(b))		
Commitments and contingency (note 9)		
	$ 821,035	$ 1,296,860

See accompanying notes to consolidated financial statements.

On behalf of the Board:

_________________________ Director

_________________________ Director

TELESIS NORTH COMMUNICATIONS INC.

Consolidated Statements of Operations

Three and Nine months ended November 30, 2001 and November 30, 2000

	Three months ended November 30, 2001	2000	Nine months ended November 30, 2001	2000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$ 51,855	$ 101,665	$ 227,529	$ 292,088
Expenses:				
Research and development (note 8)	181,564	212,079	430,598	340,028
Sales and marketing	90,268	104,476	590,798	134,134
General and administration	135,914	104,145	597,042	225,377
	407,746	420,970	1,618,438	699,539
Loss before the undernoted	(355,891)	(319,305)	(1,390,909)	(407,451)
Other expenses:				
Amortization	(3,660)	(3,396)	(10,979)	(6,469)
Interest on long-term debt	(4,865)	–	(14,003)	(40,535)
	(8,525)	(3,396)	(24,982)	(47,004)
Loss before income taxes	(364,416)	(322,701)	(1,415,891)	(454,455)
Income taxes	–	–	–	–
Loss for the period	$ (364,416)	$ (322,701)	$ (1,415,891)	$ (454,455)
Loss per common share (note 6)	$ (0.01)	$ (0.02)	$ (0.05)	$ (0.03)

Consolidated Statements of Deficit

Three and Nine months ended November 30, 2001 and November 30, 2000

	Three months ended November 30, 2001	2000	Nine months ended November 30, 2001	2000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Deficit, beginning of period	$ (3,260,621)	$ (1,399,914)	$ (2,209,146)	$ (1,208,460)
Loss for the period	(364,416)	(322,701)	(1,415,891)	(454,455)
Dividends paid	–	(5,500)	–	(65,200)
Deficit, end of period	$ (3,625,037)	$ (1,728,115)	$ (3,625,037)	$ (1,728,115)

See accompanying notes to consolidated financial statements.

TELESIS NORTH COMMUNICATIONS INC.

Consolidated Statements of Cash Flows

Three and Nine months ended November 30, 2001 and November 30, 2000

	Three months ended November 30, 2001	Three months ended November 30, 2000	Nine months ended November 30, 2001	Nine months ended November 30, 2000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash provided by (used in):				
Operations:				
Loss for the period	$ (364,416)	$ (322,701)	$ (1,415,891)	$ (454,455)
Items not involving cash:				
Amortization	3,660	3,396	10,979	6,469
Change in non-cash operating working capital:				
Amounts receivable	11,316	7,319	154,360	23,221
Investment tax credits	–	–	(210,398)	10,618
Prepaid expenses	10,359	–	(14,576)	–
Accounts payable and accrued liabilities	115,985	3,211	(244,712)	56,291
Deferred revenue	18,969	(5,921)	14,319	15,790
	(204,127)	(314,696)	(1,705,919)	(342,066)
Financing:				
Repayment of loan payable	–	–	–	(330,470)
Issue of convertible notes	–	–	–	375,000
Advances from West Oak Resource Corporation	–	323,000	–	430,000
Bank loan	(20,000)	(16,882)	(24,000)	(42,643)
Shares issued, net of share issue costs	604,707	–	1,194,457	–
Interest Payable	–	10,479	–	10,479
Advances from related party	–	–	–	10,149
Dividends paid	–	(5,500)	–	(65,200)
	584,707	311,097	1,170,457	387,315
Investments:				
Purchase of capital assets	–	(18,498)	(16,391)	(25,814)
	–	(18,498)	(16,391)	(25,814)
Increase (decrease) in cash	$ 380,580	$ (22,097)	$ (551,853)	$ 19,435
Cash (bank indebtedness), beginning of period	(62,413)	(27,121)	870,020	(68,653)
Cash (bank indebtedness), end of period	$ 318,167	$ (49,218)	$ 318,167	$ (49,218)
Supplemental cash flow information:				
Cash paid for interest	5,594	7,947	16,849	52,663
Cash paid for dividends	–	5,500	–	65,200
Cash received for interest	5,799	–	16,138	–

See accompanying notes to the consolidated financial statements.

Telesis North Communications Inc., formerly West Oak Resource Corporation (the "Company"), is incorporated under the laws of the province of British Columbia and its principal business activities include the development and distribution of communication software for use in multiple land-line and wireless networks.

1. Significant accounting policies:

(a) Basis of presentation - reverse takeover:

On February 28, 2001, the Company acquired all of the 219,623 issued and outstanding shares of Telesis North Inc. ("Telesis") by issuing an aggregate of 16,787,952 common shares to the shareholders of Telesis. Upon completion of this acquisition, the former shareholders of Telesis held approximately 53% of common shares of the Company. This business combination has been accounted for as a reverse takeover with Telesis being identified as the acquirer.

Application of reverse takeover accounting results in the following:

(i) The consolidated financial statements of the combined entity are issued under the name of the Company but are considered a continuation of the financial statements of Telesis.

(ii) As Telesis is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the Company at their historical carrying values.

(iii) Control of the net assets and operations of the Company is deemed to be acquired by Telesis. For the purpose of this transaction, the fair value of the assets acquired and liabilities assumed are as follows:

The net assets acquired on February 28, 2001 are as follows:

Consideration	$ 1,824,885
Fair value of net assets acquired:	
Cash	$ 899,561
Accounts receivable	44,930
Deferred charges	132,184
Advances to Telesis	803,168
Accounts payable and accrued liabilities	(54,958)
	$ 1,824,885

1. **Significant accounting policies (continued):**

(b) Future operations:

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business, notwithstanding the significant operating losses for the nine months ended November 30, 2001 and the deficit as at November 30, 2001. The ability of the Company to continue as a going concern is dependent on the Company's ability to generate future profitable operations and receive continued support from its lenders, shareholders and raise external financing. For the nine months ended November 30, 2001, the Company has received net proceeds of $1,194,457 through the exercise of warrants and issue of common shares from a private placement, although further funds will be required to meet the Company's ongoing financial requirements. Subsequent to November 30, 2001 and as further described in note 12, the Company announced completion of two private placements with aggregate net proceeds of $499,066 and established a new five year term loan facility in the amount of $91,521.

(c) Basis of presentation:

The financial information presented in the interim consolidated financial statements is unaudited and was prepared in accordance with Canadian generally accepted accounting principles consistent with those used and described in the annual consolidated financial statements for the year ended February 28, 2001.

These unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended February 28, 2001.

2. **Bank loan:**

	November 30, 2001	February 28, 2001
Prime plus 3%, payable in monthly installments of $4,000 plus interest	$ 140,543	$ 164,543
Less current portion	48,000	48,000
	$ 92,543	$ 116,543

The bank loan is secured by a chattel mortgage on the computer equipment and a general security agreement. In addition, certain shareholders of the Company have given personal guarantees for the loan.

2. Bank loan (continued):

On August 16, 2000, a new loan agreement was signed and principal in arrears was rolled over into the new loan. Repayment in each of the next three years is as follows:

2002	$ 48,000
2003	60,000
2004	32,543
	$ 140,543

3. Shares to be issued:

	November 30, 2001	February 28, 2001
Conversion of convertible notes	$ -	$ 375,000
	$ -	$ 375,000

During the year ended February 28, 2001, the Company issued secured convertible notes totaling $375,000 at an interest rate of 10% per annum convertible into 2,912,048 of common shares of the Company. On February 28, 2001 the Noteholders exercised their rights to convert the secured convertible notes totaling $375,000 into 2,912,048 common shares. The Company issued these shares upon receipt of notice from the Noteholders effective September 1, 2001.

4. Capital stock:

(a) Authorized:

100,000,000 preference shares without par value; issuable in one or more series, each series comprising the number of shares, designations, rights, privileges, restrictions and conditions which the Board of Directors determines by resolution; ranking prior to the common shares with respect to dividends and distributions in event of liquidation, dissolution or winding up.

100,000,000 voting common shares without par value

4. Capital stock (continued):

(b) Issued and outstanding:

	Common shares	Amount
Balance, February 29, 2000	200,000	$ 200
Shares issued prior to acquisition:		
In lieu of corporate finance services	19,623	–
Balance prior to acquisition	219,623	200
Share exchange of common shares of the Company for each common share of Telesis	(219,623)	–
Shares issued in connection with:		
Share exchange of the Company for Telesis shares (note 1 and 4 (c)(i))	16,787,952	–
Conversion of advances from related party (notes 4(c)(ii))	83,927	250,627
Conversion of salaries payable to related parties (note 4(c)(ii))	28,000	84,000
Acquisition of the Company	8,522,298	1,824,885
Share issue costs	–	(132,184)
Conversion of salaries payable to employee	10,000	30,000
Services of senior employee	114,660	–
Balance, February 28, 2001	25,546,837	2,057,528
Exercise of share purchase warrants	300,000	180,000
Exercise of share purchase warrants	340,000	374,000
Exercise of share purchase warrants	32,500	35,750
Conversion of convertible notes (note 3)	2,912,048	375,000
Shares issued in lieu of finder's fees	600,000	–
Shares issued from private placement	1,740,000	696,000
Share issue costs	–	(91,293)
Balance, November 30, 2001	31,471,385	$ 3,626,985

4. Capital stock (continued):

(c) Escrow shares:

Pursuant to two separate escrow agreements, the following shares are held in escrow:

(i) The aggregate of 16,787,952 common shares will be released from escrow as to 5% every six months from March 1, 2001 for the first 24 months and then 10% every six months until 72 months.

(ii) The aggregate of 111,927 common shares will be released from escrow as to 10% every six months from March 1, 2001 for the first 12 months and then 20% every six months until completely released.

(d) Warrants:

The Company has granted 2,779,500 warrants to purchase an aggregate of 2,779,500 common shares. The warrants outstanding at November 30, 2001 are exercisable at the following price:

Number of warrants	Weighted average exercise price	Expiry date
112,000	$ 0.60	February 28, 2002
877,500	1.10	April 10, 2002
50,000	3.00	February 28, 2003
1,740,000	0.50	October 2, 2003
2,779,500	$ 0.74	

5. Incentive stock option plan:

On February 28, 2001, the Company adopted an Incentive Stock Option Plan (the "Plan") pursuant to which the Company's Board of Directors (the "Board") may grant stock options to directors, officers, employees and other service providers from treasury.

On February 28, 2001, 2,038,979 stock options were granted to 10 employees and directors at an exercise price of $3.00 per share which expires on February 28, 2006. During the current quarter, regulatory approval was obtained to reduce the exercise price of these options to $0.38.

On July 6, 2001, the Company granted 425,000 options to employees and directors at an exercise price of $0.72 per share which expires on July 6, 2006.

On September 1, 2001, the Company granted 90,012 options to employees at an exercise price of $0.72 per share which expires on September 1, 2006.

On October 2, 2001, the Company granted 2,125,000 options to directors and officers at an exercise price of $0.38 per share which expires on October 2, 2006.

On November 26, 2001, the Company granted 50,000 options to a director at an exercise price of $0.38 per share which expires on November 26, 2006.

None of the options granted under the Company's Plan were exercised at November 30, 2001.

6. Loss per common share:

Loss per common share is computed using the weighted average number of outstanding common shares at November 30, 2001 of 27,241,853 (compared with 15,287,952 at November 30, 2000). The effect of the conversion of the warrants and stock options on an if-converted basis has an anti-dilutive effect. Therefore no diluted loss per common share is presented.

7. Financial instruments and risk management:

(a) Foreign exchange:

Substantially all of the Company's sales are denominated in a foreign currency, which give rise to a risk that its receivables may be adversely impacted by fluctuations in foreign currency as measured against the Canadian dollar. The exchange risk is not hedged.

7. Financial instruments and risk management (continued):

(b) Concentration of credit risk:

The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based on credit risk applicable to a particular customer.

At November 30, 2001, 100% (February 28, 2001 – 83%) of net accounts receivable is owing from two customers (February 28, 2001 - three). At November 30, 2001, 70% (November 30, 2000 – 84%) of revenue was derived from four customers (November 30, 2000 – four).

(c) Financial instruments

The fair values of the Company's financial instruments, being cash and cash equivalents, amounts receivable, investment tax credits, bank overdraft and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

The fair value of the bank loan approximates its carrying amount as the rate is similar to those currently available to the Company for similar instruments.

The fair value of advances from related party are not practical to determine due to the limited amount of comparable market information available.

8. Research and development expenses:

	Three months ended November 30, 2001	Three months ended November 30, 2000	Nine months ended November 30, 2001	Nine months ended November 30, 2000
Salaries and consultants	$ 163,812	$ 178,454	$ 681,440	$ 298,665
Other	17,752	33,625	43,144	70,911
	181,564	212,079	724,584	369,576
Investment tax credits	–	–	(293,986)	(29,548)
	181,564	212,079	$ 430,598	$ 340,028

9. Commitments:

The Company is committed to the following annual amounts in respect to lease of office space and computer equipment:

Year ending February 28:	
2002	$ 82,400
2003	50,400
2004	50,400
	$ 183,200

10. Segmented information:

(a) Reportable segment:

The Company has one reportable segment which is the development and distribution of communication software for use in multiple land-line and wireless networks.

(b) Geographic information:

The Company derives substantially all its revenue in North America, Europe and Asia. All of its capital assets are located in Canada and its research and development activities are conducted in Canada.

Segmented information at November 30 on net sales by geographic region is as follows:

	Three months ended November 30,		Nine months ended November 30,	
	2001	2000	2001	2000
Europe	$ 12,004	$ 47,515	$ 74,964	$ 63,667
Asia	22,580	51,338	104,796	119,875
North America	17,271	2,812	47,769	108,546
	$ 51,855	$ 101,665	$ 227,529	$ 292,088

11. Significant differences between Canadian and United States of America generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For November 30, 2001 there are no significant differences between Canadian GAAP and the United States of America generally accepted accounting principles ("US GAAP"). The offsetting differences between share capital and deficit as at February 28, 2001 remain unchanged.

12. Subsequent events:

(a) Private Placements

On December 21, 2001, the Company announced completion of a private placement of 909,091 Units at a price of $0.44 per Unit with net proceeds of $400,000. Each Unit consists of one common share and one share purchase warrant which entitles the holder to purchase one common share of the Company at a price of $0.55 per share if exercised within two years from the Closing Date.

On January 17, 2002, the Company announced completion of a private placement with its employees of 225,150 Units at a price of $0.44 per Unit with net proceeds of $99,066. Each Unit consists of one common share and one share purchase warrant which entitles the holder to purchase one common share of the Company at a price of $0.55 per share if exercised before January 15, 2004.

(b) Term Loan Facility

On December 17, 2001, the Company established a five year term loan facility in the amount of $91,521 which bears interest at the Company's bank prime rate plus 2% and is secured by a general security agreement covering all the assets of the Company. In addition, certain shareholders of the Company have provided personal guarantees for this loan.

Telesis North Communications Inc.

35 The Links Road Suite 210, Toronto, Ontario, M2P 1T7
Telephone: (416) 229-9666 Fax: (416) 229-1396

SCHEDULE "C"

MANAGEMENT DISCUSSION FOR Nine Months ENDED November 30, 2001

The Board of Directors of Telesis North Communications Inc. (the "Company", "Telesis", or "TNC") is pleased to present to the shareholders a summary of the Company's activities for fiscal year 2002 (FY2002) up to the end of the Third Quarter ended November 30, 2001 and any pertinent events subsequent to that date. Any shareholders wishing to receive further details regarding any of the information reported herein, may contact the Company at the address listed on the cover page (Form 51-901 F) of this Report.

Effective September 28, 2001, Telesis announced the resignation of Mr. Frank Iadipaolo as Chief Financial Officer. Mr. Iadipaolo has resigned to pursue other interests but will continue to provide assistance as a consultant. In conjunction with Mr. Iadipaolo's resignation, 333,334 options were cancelled, to become effective March 1, 2002.

On October 2, 2001, the Company announced Mr. F. Derek Woods would be joining the Company as Chief Executive Officer (CEO) and as a member of the Board of Directors, a private placement financing of CDN$600 000 (subject to regulatory approval and closing), the cancellation of 5,544,952 founder shares, and the granting of options to certain directors (including Mr. Woods). Actual proceeds from the placement were $696,000 as announced on November 15, 2001.

Mr. Woods was recently president and CEO of Stratos Global Corporation (TSE:SGB). Stratos is an international telecom service provider offering customers operating in remote locations with a variety of wireless IP, data, and voice satellite solutions through a range of newly emerging and established technologies. Prior to that, Mr. Woods was a partner at a major Canadian law firm practicing in the areas of securities and telecommunications law. Mr. Woods is currently and has been a member of numerous public and private boards of directors including Stratos, a Canadian financial institution, and a US manufacturing company. Mr. Woods holds an MBA (honours) from the University of Chicago, a LLM from the London School of Economics, and a LLB and a BA from the University of Manitoba. Mr. Woods is a member of the Bars of New York, Massachusetts, Ontario, and Manitoba, and is a solicitor of England, Wales and Hong Kong.

On October 2, 2001, to further improve the capital structure of the Company, and thereby assist the Company in attracting further financing, John D. Smith (Chief Technology Officer, Director, and co-founder of Telesis North Inc.) and Elizabeth M. Forester (Vice President Sales & Marketing, Director, and co-founder of Telesis North Inc.) agreed to the voluntary cancellation of 5,544,952 escrow shares issued to companies under their control in connection with the reverse takeover of Telesis North Inc. that was completed on February 28, 2001. The cancellation of these escrow shares is expected to be completed during the Company's fourth quarter.

Description of the Business

Founded in 1989, Telesis North Communications Inc. (CDNX:TNC, OTCBB:TNCVF) develops and markets connectivity software that significantly improves the speed and reliability of data transfer over wireless and landline networks. The Company's flagship product, OnAir MOBILE™, allows Microsoft Outlook/Exchange users to connect to their corporate messaging system via cellular, packet-radio, satellite, PSTN dial-up, and leased lines. The Company also offers OnAir SDK™, a software development kit for developers who want to make their existing applications wireless and INTERSITE™, a high-speed connector for the transfer of mail and the directory information between Exchange servers. Telesis is headquartered in Toronto, Canada. The Telesis website can be found at www.telesis.ca.

Overview

The following discussion of TNC's operating results explains material changes in the Company's consolidated results of operations for the nine months ended November 30, 2001 compared to the same period in the prior year. The discussion should be read in conjunction with the consolidated financial statements. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and TNC's actual results could differ materially from those anticipated in the forward-looking statements. TNC disclaims any obligation to update information contained in any forward-looking statements. TNC's consolidated financial statements attached to this report, have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). As such, this discussion of TNC's financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP. The significant differences between Canadian GAAP and U.S. GAAP as applicable to TNC's financial statements are summarized in Note 11 to the Company's consolidated financial statements for the nine months ended November 30, 2001.

On August 18, 2000, West Oak Resource Corporation ("West Oak") entered into a share exchange agreement (the "Share Exchange Agreement") pursuant to which West Oak agreed to acquire all of the issued shares and convertible notes of Telesis North Inc. ("TNC") (the "TNC Acquisition"). On February 28, 2001, West Oak completed the purchase and changed its name to Telesis North Communications Inc. The former shareholders of TNC hold approximately 41% of the Company's issued and outstanding shares (at November 30, 2001, and before giving effect to the cancellation of 5,544,952 escrow shares described above). For purposes of financial reporting, the TNC Acquisition has been reported in accordance with reverse takeover accounting method which results in the following:

(a) The consolidated financial statements of the combined entities are issued under TNC's name but are considered a continuation of the financial statements of TNC's legal subsidiary, Telesis North Inc.;

(b) As TNC is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in financial statements at their historical carrying values; and

(c) Control of West Oak's assets and liabilities is deemed to have been acquired by TNC. The fair value of the cost of the purchase at February 28, 2001 is $1,824,885 and is equal to the net book value of the assets acquired from West Oak as outlined in Note 1 of TNC's consolidated financial statements for the nine months ended November 30, 2001.

Operating results.

Nine Months Ended November 30, 2001 compared to the Nine Months Ended November 30, 2000

TNC reported a loss of $1,415,891 for the nine month period ended November 30, 2001 compared to a loss of $454,455 for the same period in the preceding year. The Company's transition from a predominantly product development enterprise commenced in the second half of the fiscal year ended February 28, 2001. The net loss for the nine months ended November 30, 2001 was partially due to the general slowdown of the IT sector but was moreover was a result of management's decision to invest in market and product development that will position the Company to sell its products into the sizable ISP and carrier markets.

TNC's revenues declined approximately 22% to $227,529 for the nine months ended November 30, 2001 from $292,088 for the same period in the prior year. Management attributes this decline to the global decline in IT spending, further exacerbated by the postponement of purchasing decisions subsequent to the September 11, 2001 terrorist attacks. As reflected in the "Revenue by Distribution Channel" table below, the Company has increased the mix of revenues derived from third party resale agreements. The establishment of such long-term relationships, globally, is expected to significantly expand the distribution channels for TNC's products and yield more stable future revenue streams. This is key to TNC's objective of increasing brand awareness and market share on a basis that enhances profitability and shareholder value.

At November 30, 2001, TNC's revenues have been derived in North America, Europe and Asia primarily from software licensing and support fees from third party product reseller agreements and on a direct basis to corporate clients. The following tables provide a comparative breakdown of revenues by distribution channel and territory as at November 30, 2001 and November 30, 2000:

Revenues by Distribution Channel

	November 30, 2001			November 30, 2000		
Third Party Resale Agreements	$	178,937	79%	$	183,183	63%
Corporate		29,650	13%		102,905	35%
Government		18,942	8%		6,000	2%
Revenue	$	227,529	100%	$	292,088	100%

Revenues by Territory

	November 30, 2001			November 30, 2000		
Europe	$	74,964	33%	$	63,667	22%
Asia		104,796	46%		119,875	41%
North America		47,769	21%		108,546	37%
Revenue	$	227,529	100%	$	292,088	100%

TNC's operating expenses, excluding amortization of capital assets and interest on long-term debt, increased from $699,539 for the nine months ended November 30, 2000 to $1,618,438 for the nine months ended November 30, 2001, an increase of $918,899. The increase includes:

- An increase in research and development expenses to develop new software products from $340,028 for the nine months ended November 30, 2000 to $430,598 for the nine months ended November 30, 2001, a net increase of $90,570. Major increases in various expense categories during fiscal 2002 occurred in salaries, benefits and fees to full-time and contract professional staff (approximately $382,800), computer leasing expenses (approximately $35,800) and travel related to customer installation and training (approximately $5,100), offset by reductions in recruitment fees ($68,600). In addition, research and development expenses for the nine months ended November 30, 2001 were reduced by approximately $294,000 with respect to cash refundable government tax credits on qualified research and development activity (of which $278,124 pertained to the difference between the actual claim for cash refund amounts as filed on August 30, 2001 for the fiscal year ended February, 2001 versus amounts previously accrued). By comparison, research and development expenses for the nine months ended November 30, 2000 were reduced by approximately $29,500 with respect to cash refundable government tax credits on qualified research and development activity.

- An increase in sales and marketing expenses to develop new distribution channels for TNC's products of $456,664 from $134,134 for the nine months ended November 30, 2000 to $590,798 for the nine months ended November 30, 2001. Major increases in various expense categories during fiscal 2002 arose in salaries and benefits (approximately $264,300), travel and promotional expenses associated with trade show attendance and corporate branding activity (approximately $81,100) and an augmentation to the Company's investor relations program (approximately $111,200).

- An increase in general and administration expenses of $371,665 from $225,377 for the nine months ended November 30, 2000 to $597,042 for the nine months ended November 30, 2001.

This change includes increased professional fees incurred in connection with completion of the TNC Acquisition, preparation and filing of the Company's Form 20F/Annual Information Form and other services (approximately $78,500), fees paid in connection with consulting services (approximately $65,200), salaries and related expenses chiefly as a result of adding two senior officers (approximately $149,300), telecommunications and internet access expenses (approximately $37,100), office expenses and rental of premises (approximately $8,100), insurance expenses (approximately $28,400), provision for bad debts (approximately $10,000), fees and other sustaining expenses paid in connection with the TNC's listing as a public company on the CDNX and OTCBB (approximately $14,500) and net increases in other expense categories (approximately $400), offset by reductions in interest expenses on short-term borrowings of approximately $19,800.

Amortization expenses for the nine months ended November 30, 2001 increased by $4,510 to $10,979 compared to $6,469 for the nine months ended November 30, 2000. This increase resulted primarily from TNC's capital acquisitions during the period which amounted to approximately $16,400.

Interest on long-term debt declined $26,532 to $14,003 for the nine months ended November 30, 2001 from $40,535 for the nine months ended November 30, 2000. This was due primarily to the repayment of a high interest rate (3.5% per month) demand loan in April of 2000 utilizing the proceeds of a convertible debenture in the principal amount of $375,000. This convertible debenture, bearing interest at the rate of 10% per annum, was subsequently purchased by the Company in exchange for Common Shares.

Liquidity and capital resources.

Nine Months Ended November 30, 2001 compared to Fiscal Year Ended February 28, 2001 and Nine Months Ended November 30, 2000

TNC reported a positive working capital of $41,932 at November 30, 2001 compared with a positive working capital of $292,780 at February 28, 2001 representing a decrease of $250,848. As of November 30, 2001, TNC had cash and cash equivalents of $318,167 compared with cash and cash equivalents at February 28, 2001 of $870,020, representing a decrease in cash of $551,853. Current assets, excluding cash, at November 30, 2001 increased by $70,614 compared to February 28, 2001 which is attributable to decreases in amounts receivable of $164,086, offset by increases in investment tax credits of $210,398, employee advances of $9,726 and prepaid expenses of $14,576. Current liabilities at November 30, 2001 declined $230,391 compared to February 28, 2001 primarily due to reductions in accounts payable and accrued liabilities of $244,710 offset by an increase in deferred revenue of $14,319.

The Company utilized $1,404,912 of cash from its operating activities before net changes in non-cash working capital balances at November 30, 2001. By comparison, TNC utilized $447,986 in cash from its operating activities before net changes in non-cash working capital balances at November 30, 2000.

Net changes in non-cash working capital balances utilized $301,007 of cash at November 30, 2001, increasing cash utilized in operating activities to $1,705,919. By comparison, net changes in non-cash working capital balances generated $105,920 of cash at November 30, 2000, decreasing cash utilized in operating activities to $342,066.

At November 30, 2001, the Company generated $1,170,457 of cash through financing activities by issuing shares from the conversion of warrants of $589,750 and a private placement of $696,000, offset by share issue costs of $91,293 and reductions in bank borrowings of $24,000. By comparison at November 30, 2000, TNC generated $387,315 of net cash in financing, net of repayments of notes, repayment of a bank term loan, payment of dividends, advances from a related party, and advances from West Oak Resource Corporation.

At November 30, 2001, TNC invested approximately $16,400 to acquire capital assets. By comparison, at November 30, 2000, TNC invested approximately $25,800 to acquire capital assets.

At November 30, 2001, TNC did not have sufficient cash flow from operations to satisfy its operational requirements and other cash commitments. The Company has introduced expense reductions and anticipates receiving further funding through term debt and the sale of its securities by private placement and the exercise of outstanding warrants and options (see "Significant Subsequent Events"). There can be no assurance that the necessary regulatory approval or closing of the private placement will occur or that such funding will be sufficient to eliminate the Company's reliance on external sources of funding.

Significant Subsequent Events:

(a) Private Placements

On December 21, 2001, the Company announced completion of a private placement of 909,091 Units at a price of $0.44 per Unit with net proceeds of $400,000. Each Unit consists of one common share and one share purchase warrant which entitles the holder to purchase one common share of the Company at a price of $0.55 per share if exercised before December 21, 2003.

On January 17, 2002, the Company announced completion of a private placement with its employees and family members thereof for 225,150 Units at a price of $0.44 per Unit with net proceeds of $99,066. Each Unit consists of one common share and one share purchase warrant which entitles the holder to purchase one common share of the Company at a price of $0.55 per share if exercised before January 15, 2004.

(b) Term Loan Facility

On December 17, 2001, the Company established a five year term loan facility in the amount of $91,521 which bears interest at the Company's bank prime rate plus 2% and is secured by a general security agreement covering all the assets of the Company. In addition, certain shareholders of the Company have provided personal guarantees for this loan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.

Date March 21, 2002

By: ______________________

Adrian Stimpson
President